November 17, 2008

Mail Stop 4561

Ms. Andrea Barney
Principal Accounting Officer and Controller
Capital Alliance Income Trust LTD., A Real Estate Investment Trust
100 Pine Street, Suite 2450
San Francisco, CA 94111

RE: **Capital Alliance Income Trust LTD., A Real Estate Investment Trust**
     Form 10-KSB for the fiscal year ended December 31, 2007
     File No. 1-12941

Dear Ms. Barney:

We have completed our review of your Form 10KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief